Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sterling Software, Inc.
Commission File No. 333-30842


    (Computer Associates International, Inc.) Logo

                                 2000: eBusiness
                                   Technology
                                   Conference

                                 March 16, 2000

(Credit Suisse  First Boston) Logo

                             CA eBusiness Solutions

>> CA enables eBusiness with a comprehensive set of solutions that cover systems management, information management and business applications

                    Predictive management for the Enterprise
                       Neugents. Software That Can Think.

Information Mgt
Enterprise Mgt
CA Services
InterBiz
-        BizWorks
-        Financial
-        Banking
-        ACCPAC
-        Supply Chain
                               eBusiness Dynamics

>>       Systems more "mission critical" than ever before
>>       B2B compounds complexity/heterogeneity
>>       eBusiness forces integration of internal systems
>>       Speed of Internet
             no time to re-write, must leverage existing apps
>>       B2B and B2C security
             increased need and complexity
                               eBusiness Dynamics

(B2B Environment data,
X Axis = System Complexity
Y Axis = Need for Security) Graph

                              InfoWorld March 2000

"Obviously,  the  network  of  disparate  operating  systems,   platforms,   and
    technologies we have makes e-business the most complex business and technical hurdle we have ever faced."

                                (World.Com) Logo

                               Web Infrastructure

(CA  software  pictured,   managing  a  myriad  of  devices  and  platforms  and
applications) Picture

                         Integrated Management Functions

(Enterprise Management Solutions, UnicenterTNG pictured with Database Mangement, Help Desk Management, Security Management, Internet Management, Operations Management, Application Management, Neugents, Network Management, Desktop & Server Mgmt.,Storage Management.) Picture

                                (NEUGENTS) Logo

CA's  patented   technology  that  predicts  business  outcomes  as  applied  to enterprise management and business data

         Based on pattern recognition
         Predict and prevent problems
         Apply intelligence to business data

(Desktops & Servers, Applications & Databases, Storage, Operations, Internet, Network, Helpdesk, Security) Picture

                          CA's eBusiness Security Suite

                                 (eTrust) Logo

eTrust VPN                                  eTrust Access Control
eTrust PKI                                  eTrust Single Sign-on
eTrust Encryption                           eTrust Admin
eTrust Firewall                             eTrust Policy Compliance
eTrust Anti-virus                           eTrust Audit
eTrust Content Inspection                   eTrust Desktop Security
eTrust Intrusion Detection                  eTrust Directory

CA #1 Worldwide Internet Security Software provider IDC, 1999

                            Internet Security Market
                                Leading Vendors

Bar Chart (excludes Anti-virus)

                           $ in millions
CA                         479
IBM                        235
Check Point                140
AXENT                       97
Security Dynam.             94
Network Assoc.              93

Source: IDC, June 1999
Total market size $2.14 billion

                                   ARCserveIT

                           Complete Storage Management

>>       Disaster Recovery              Replication
>>       Centralized Management         RAIT Support
>>       Web Interface                  Snapshot Image
>>       Push agents                    MS Clustering Support
>>       Database Agents                Remote Installation
>>       Open File Agent                Media Management
>>       Application Agents             Networked Library Option
>>       Proactive Backup               Enterprise Library Option
>>       Tape/Optical Library Option    Data Migration Option
>>       Parallel Streaming             TNG Integration

CA #1 Worldwide Storage Software provider
IDC, 1999

                         Distributed Storage Mgt Market
                                 Leading Vendors

Bar Chart

                           $ in millions
CA                         551
Veritas                    275
Legato                     154
IBM                        101
HP                         63
Comm Vault                 59
Sun                        33

Source:IDC, August 1999
Total market size $ 1.46 billion

                                   Jasmine ii

                        The Infrastructure for eBusiness

Integrated

         Messaging
         Naming
         ORB
         Events
         Publish/Subscride
         Application server
         Transaction mgmt
         Compression
         Encryption
         Cache mgmt
         Object database

Integrates everything:
         Java
         C++
         COM
         CICS
         SQL
         LDAP

Internet standards:
         XML
         Java
         EJB
         CORBA
         COM

(ERP DB's Legacy eCommerce Apps) Picture

                            CA eBusiness Initiatives

>>       ASP's and Joint Ventures

|X|      ACER
|X|      Cable & Wireless HTK
|X|      Taiwan Sogo Shin Kong Security Co.
|X|      Korea Telecom Hitel
|X|      Beijing Anyi
|X|      United Microelectronics Corp. (UMC) - EverTrac JV
|X|      Fudan Grand Horizon Information Technology Co
|X|      ...

                                  CA Solutions

Licensing

         Direct

         Web

         Channel

         OEM

Technology Partners

Services

Service Providers

Joint Ventures

ASPs

Portals
                             eBusiness Customers...

(Consortio) Logo

(www.StarKist) Logo

(Exodus) Logo
(Berkshire) Logo
(habitEX) Logo
(News America Digital Publishing) Logo
(JOBFIT Medical Services) Logo
(AEI) Logo
(Liquid  Golf.Com) Logo
(Wal Mart Online) Logo
(MediaNews  Group) Logo
(Intuit) Logo
(Winnebago  Industries) Logo
(Office Depot.com) Logo
(Travelocity.com) Logo
(ShopLink.Com) Logo
(American Hotel Register Company) Logo
(Allied Express) Logo
(Quokka Digital Sports Entertainment) Logo
(National Center For Missing & Exploited Children) Logo

                            Across All Industries...

(sharperimage.com) Logo
(Yellow Online) Logo
(Sabre) Logo
(WWW.PureNature.com) Logo
 ------------------
(1-800-flowers.com) Logo
(Pier1 imports) Logo
(american greetings.com) Logo
(Symbol) Logo
(Hungry Minds) Logo
(Universal Health Services) Logo
(eToys.com) Logo
(PAGENET) Logo
(autobytel.com) Logo
(digex) Logo
(TICKETMASTER Online) Logo
(Century21) Logo
(Yellow Book.com) Logo
(Bargain Bid) Logo
(Charles Tyrwhit) Logo
(PSINet) Logo
(CD&L) Logo

                              Across the World !!!

(Beef N.Z.) Logo
(Feihua) Logo

(http://www.wh.hb.cn) Logo
 -------------------
(BedreLedelse) Logo
(Vertex) Logo
(Lincoln Property Company) Logo
(immoline) Logo
(GWH) Logo
(Sainsbury's ) Logo
(Brumbies) Logo
(Mercado Total)  Logo
(EDS) Logo
(ARFO Color Technics) Logo

 (Computer Associates International, Inc.) Logo

                                 2000: eBusiness
                                   Technology
                                   Conference

                                 March 16, 2000

(Credit Suisse  First Boston) Logo

We urge investors and security holders to read the following regarding the tender offer, including amendments that may be made to them, because they contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.